Exhibit 4.3

DELUXE CORPORATION
and
WELLS FARGO BANK MINNESOTA, N.A.
as Trustee

SECOND SUPPLEMENTAL INDENTURE
Dated as of March 11, 2011

to

INDENTURE

Dated as of October 27, 1995

This SECOND SUPPLEMENTAL INDENTURE, dated as of March 11, 2011 (this “Supplemental Indenture”), is made between Deluxe Corporation, a corporation duly organized and existing under the laws of the State of Minnesota (the “Company”), and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), a national banking association, as trustee (the “Trustee”) under the indenture, dated as of October 27, 1995, as supplemented by a first supplemental indenture, dated as of December 4, 2002, between the Company and the Trustee (as so supplemented, the “Indenture”).

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture providing for the issuance of the Company’s 5.00% Senior Notes due 2012 (the “Notes”);

WHEREAS, the Company issued Notes pursuant to the Indenture and there is currently outstanding under the Indenture $280,310,000 aggregate principal amount of the Notes;

WHEREAS, the Company desires to amend the Indenture as set forth herein;

WHEREAS, Section 902 of the Indenture permits amendment of the Indenture as provided in Article Two of this Supplemental Indenture by the Company and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, subject to the other provisions of Article Nine of the Indenture;

WHEREAS, the Company has commenced, pursuant to the Offer to Purchase and Consent Solicitation Statement, dated as of February 22, 2011 (the “Offer to Purchase”), an offer to purchase all of the outstanding Notes and a solicitation to obtain the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes to the amendments to the Indenture set forth in Article Two of this Supplemental Indenture;

WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by the Board of Directors of the Company; and

WHEREAS, (1) the Company has received the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (the “Consenting Notes”) and has satisfied all other conditions precedent provided under the Indenture to enable the Company and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture, as contemplated by Section 102 of the Indenture, and (2) the Company has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture an Opinion of Counsel relating to this Supplemental Indenture, as contemplated by Section 903 of the Indenture.

NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree as follows:

ARTICLE ONE
DEFINITIONS

Section 1.1 General. For all purposes of this Supplemental Indenture, except as otherwise defined or unless the context otherwise requires, capitalized terms used herein without definition shall have the meanings specified in the Indenture.

ARTICLE TWO

AMENDMENTS TO INDENTURE

Section 2.1 Deletion of Restrictive Covenants. The Indenture is hereby amended by deleting the following sections of the Indenture in their entirety and all cross references in the Indenture are hereby amended to reflect the deletion of such sections:

Section 1007	Restriction on Secured Debt
Section 1008	Restriction on Sale and Leaseback Transactions

Section 2.2 Deletion of Definitions. Section 101 of the Indenture is hereby amended to delete, in its entirety, all terms and their respective definitions for which all references are eliminated in the Indenture as a result of the amendments set forth in Section 2.1 of this Supplemental Indenture.

ARTICLE THREE

MISCELLANEOUS PROVISIONS

Section 3.1 Ratification. The Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided and shall be read, taken and construed as one and the same instrument. The provisions of this Supplemental Indenture shall supersede the provisions of the Indenture to the extent the Indenture is inconsistent herewith.

Section 3.2 Recitals Made by Company. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.3 Effectiveness. This Supplemental Indenture shall be effective upon its execution and delivery by the Company and the Trustee. The amendments set forth in Article Two of this Supplemental Indenture will become operative concurrently with the Company’s first acceptance of the Consenting Notes for payment pursuant to the Offer to Purchase.

Section 3.4 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to the body of law controlling conflicts of law, other than the New York General Obligations Law Section 5-1401.

Section 3.5 Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

DELUXE CORPORATION

By: /s/ Terry Peterson
Name: Terry Peterson
Title: Senior Vice President, Chief Financial
Officer

Attest:

By: /s/ Jeff Johnson
Name: Jeff Johnson
Title: Treasurer and Vice President,
Investor Relations

WELLS FARGO BANK MINNESOTA, N.A.,

as trustee

By: /s/ Richard Prokosch
Name: Richard Prokosch
Title: Vice President